SEC FILE NUMBER: 001-31583

CUSIP NUMBER: G63907102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-31583

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nam Tai Property Inc.

Full Name of Registrant

N/A

Former Name if Applicable

No. 2 Namtai Road, Gushu Community, Xixiang Township

Address of Principal Executive Office (Street and Number)

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nam Tai Property Inc., a corporation registered in the British Virgin Islands (the “Company”), has determined that it is unable to file its Annual Report on Form 20-F for year ended December 31, 2021 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) within the prescribed time period, because the management team of the Company does not have access to the assets or books and records of the Company necessary to complete the financial statements to be included in the Annual Report. Representatives of the Company have been unable to gain on-shore access and control over the on-shore assets or books and records of the Company in the People’s Republic of China (the “PRC”), referred to herein as “on-shore assets,” which comprise substantially all of the assets and books and records of the Company, including its subsidiaries. The former management team of the Company and the Company’s PRC subsidiaries have refused to turn over the corporate seals (also known as chops), which are used under PRC law in place of signatures and which are mandatory for doing business in the PRC. Due to the current management team’s lack of access to the chops, the Company and its auditors lack access to the on-shore assets and the books and records of substantially all of the Company’s operations. That access is necessary in order to complete the Company’s financial statements for the year ended December 31, 2021 and the Annual Report. Therefore, until such time that the Company obtains control over on-shore assets and books and records of the Company and its subsidiaries, it will be unable to file an Annual Report.

The Company intends to file the Annual Report as soon as practicable after the completion of the Company’s financial statements, once it gains on-shore control.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Yu Chunhua	(646)	389-9134
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to estimate whether there are any significant changes in results of operations from the corresponding period for the last fiscal year, and if there are, whether such changes will be reflected by the earnings statements to be included in the Annual Report once filed. As stated above, representatives of the Company do not have access to the on-shore assets or books and records of the Company, which is necessary in order to complete the Company’s financial statements for the year ended December 31, 2021. For additional information, please see the Company’s response to Part III.

Nam Tai Property Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 3, 2022	NAM TAI PROPERTY INC.

	By:	/s/ Yu Chunhua
	Name:	Yu Chunhua
	Title:	Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).